Filed by First Charter Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934
Subject Company: First Charter Corporation
Commission File No. 000-15829
All Employee Email
Subject Line: Exciting News!
Dear Teammates,
I want to share with you some important news that our company is announcing today. Last evening, the board of directors of First Charter Corporation voted to approve the merger of First Charter and Fifth Third Bank of Cincinnati, Ohio. This definitive agreement is subject to shareholder and regulatory approvals and is expected to be finalized in the first quarter of 2008.
Following the completion of this transaction, we will become part of the nation’s 13th largest bank with more than $101 billion in assets and over 1,200 banking centers throughout the Southeast and Midwest. Our successful franchise will provide a platform for Fifth Third Bank to expand into high-growth metro markets in the Southeast, including Georgia, as well as enter the North Carolina market where it currently does not have a presence.
This is great news for our customers, our shareholders, and all of you.
The combined resources of First Charter and Fifth Third Bank will provide customers with a broader range of financial services, convenient access to their bank’s branches and ATMs throughout the Midwest and Southeast, and a larger capital base that will enable us to make larger loans and invest in resources that will help us grow. In addition, we’ll be able to deliver on our “Expect More From Us” promise to our customers in ways that previously were not possible.
For employees, we believe becoming part of Fifth Third will open the door to new opportunities for personal and professional growth and give us access to the kind of resources and support that only an organization this size and scope can provide. And because there’s no overlap in our banking operations, there will be no need for the type of branch consolidation common to in-market bank mergers. We are confident that combining the operating strength of Fifth Third Bank with our local market expertise and tradition of exceptional customer service will be a winning formula.
The offer accepted by our board represents a substantial premium over the current price of First Charter shares. As many of you know, for some time we have felt that our share price does not recognize the full value of our franchise. We believe that accepting this offer is the best way to maximize shareholder value and meet our fiduciary responsibility to our shareholders as a publicly held company.
I’m sure you have many questions, and I’m equally certain we don’t have all of the answers yet, but we are committed to sharing additional information about the merger with you on an ongoing basis. Please review the attached Q&A and news release detailing today’s announcement, and join ELT for an all-employee call today at 5:15 p.m.
I ask for your patience and support as we work through the process of integrating our organizations and urge you to remain focused on providing exceptional service to both our external and internal customers.
Finally, please accept my personal thanks for everything you do for First Charter. Your hard work and dedication have made us the successful franchise that we are today and positioned us for even greater accomplishments as part of Fifth Third Bank.
Sincerely,
Bob James
All Employee Conference Call
Thursday, August 16, 2007
5:15 p.m.
866-564-7444
Confirmation Code: 9642512

Fifth Third Bank Merger
Q & A
August 16, 2007
Q. Who is Fifth Third Bank?
A. Fifth Third Bank, based in Cincinnati, Ohio, is the nation’s 13th largest bank with $101 billion in assets. Fifth Third Bank operates 18 affiliates with over 1,200 banking centers in the following states: Ohio, Kentucky, Indiana, Michigan, Illinois, Florida, Tennessee, West Virginia, Pennsylvania and Missouri. First Charter will become the 19th operating affiliate of Fifth Third, adding 57 banking centers in North Carolina and two in suburban Atlanta to Fifth Third Bank’s network.
Fifth Third Bank’s roots go back nearly 150 years to the Bank of the Ohio Valley, which opened in Cincinnati in 1858. The bank was later bought by Third National Bank, which merged with Fifth National Bank. The bank adopted the name Fifth Third Bank in 1969.
Q. What does this mean for First Charter teammates?
A. This is great news! We’re becoming part of one of the nation’s largest financial services companies, which is eager to expand in the Southeast. We will be able to leverage all of First Charter’s strengths with the operating strength and large-company efficiency of Fifth Third Bank, and our customers will be the ultimate beneficiaries. We believe that joining forces with Fifth Third Bank will provide First Charter teammates with expanded opportunities for personal and professional growth as well as additional resources to continue doing what we do best – providing exceptional service to our customers.
Q. But there are usually job cuts when banks combine operations. Is my job in jeopardy?
A. There will be some consolidation of functions once the merger is complete. However, because our banking operations don’t overlap, there won’t be the need for the type of branch consolidation that is typical of in-market bank mergers. No branch closings are anticipated; after all, Fifth Third Bank’s objective is to GROW in the markets currently served by First Charter. We’ll be sharing more specific information about affected jobs as soon as we complete a thorough review. In the meantime, we ask that you continue to operate in a “business as usual”

manner and remain focused on taking care of internal and external customers.
Q. What convinced our board that Fifth Third Bank was the right fit for First Charter?
A. First, Fifth Third Bank is one of the Nations largest banks with an excellent representation for customer service. Hence, their service quality culture is similar to ours.
In addition, they have more resources because of their size and will allow us to expand our footprint much faster than we could on our own.
They also have more products and services that we will be able to provide to our customers.
And finally, there is no overlap with any of their existing offices. Thus, there will be NO consolidation of offices.
Q. First Charter has built its success around exceptional customer service. How does Fifth Third Bank’s culture compare to ours?
A. Culturally, Fifth Third Bank and First Charter are a great fit. Our decentralized management model emphasizing customer service and the strength of local decision-making matches up well with Fifth Third Bank’s affiliate model.
Q. Now that the board has voted to approve the Fifth Third Bank offer, what are the next steps?
A. Our shareholders must approve the transaction, and it will also require the approval of banking regulators. Completion of the transaction is expected in the first quarter of 2008. In the meantime, integration teams will be working hard to make sure that combining the operations of our banks goes as smoothly has possible.
Q. Will we be changing our name to Fifth Third Bank?
A. Yes. We will be changing our name to Fifth Third Bank when the conversion process is complete. We will be developing a plan for introducing our name and our combined capabilities to our customers and we will share more details of that plan with you as it develops.
Q. Why is the combination with Fifth Third Bank necessary now?
A. As part of doing business, First Charter is always evaluating opportunities for creating shareholder value and finding better ways to serve our customers. Combining resources with Fifth Third Bank is a move that will yield significant benefits for all three of our key constituencies – our customers, our teammates and our shareholders.

Q. How will customers benefit?
A. As our tagline says, our promise to our customers is to ‘Expect More From Us.’ The combined resources of First Charter and Fifth Third Bank will provide customers access to a broader range of banking services and products and an expanded geographic footprint – along with the exceptional customer service our customers have come to expect from us.
Q. What does this mean for shareholders?
The offer presented by Fifth Third Bank provides an opportunity for our shareholders to receive a significant premium over our current share price. As you may know, we have felt for some time that the price of our shares does not recognize the full value of our franchise. In order to maximize the value of our shareholders’ investment in First Charter, the board decided to pursue the opportunity presented to us by Fifth Third Bank to become part of a larger and highly successful financial services company.
Q. Did First Charter seek out a partner because of any financial issues?
A. No. We are enjoying strong growth, we are situated in strong markets, and we have extremely satisfied customers. For example, First Charter has a 12 percent market share in the Charlotte metro market, which is the highest market share held by a community bank in any of the nation’s 10 fastest-growing metropolitan areas. And nearly 90 percent of our deposits are in metro markets that are growing or likely to grow fast. In fact, our success in building the strong franchise we have today is what makes us an attractive partner for Fifth Third Bank.
Q. Will anything change about my reporting relationships?
A. We don’t foresee any changes at the moment, but there are many issues that we still need to work through. We are committed to keeping you fully informed throughout the process as we work to complete integration.
Q. I’m nervous about the uncertainty created by today’s announcement. If I stay at First Charter, what can I expect?
A. We understand that change can be unsettling. We are committed to sharing information with you as soon as we can. All we ask is that you continue to focus on providing the exceptional customer service that has led to the growth and success of First Charter. We are confident that our many new opportunities await our teammates as we join Fifth Third Bank.

Q. How will employees be kept informed during this transition?
A. A series of employee meetings, conference calls and ongoing internal communications will be provided to keep everyone informed and answer questions.
Q. How will our customers learn about our decision to join Fifth Third Bank and how it might affect their accounts?
A. First Charter customers can expect to work with many of the same bankers and financial advisors they’ve come to know.
While some customers may read or hear about it in news reports, we will also be sending letters and Frequently Asked Questions to customers explaining in more detail what they can expect. Our goal is to make the transition as seamless to our customers as possible.
Q. Will we have to learn all new systems and procedures and will we have new products?
A. The process of determining what will change and how it will all take place is a large task—you will be kept informed and there will be training to support everyone in this transition. Operating efficiencies will be a determining factor in terms of what might change, and we’ll be updating you as more information on this topic becomes available.
Q. How does the decision to join Fifth Third Bank affect the status of the First Charter Center?
A. The First Charter Center is currently on the market for sale. As with many other issues, the effect of our decision to join Fifth Third Bank on this particular subject is under discussion.
Q. What’s the most important thing I should tell my customers?
A. We believe this is a great move for First Charter and we want our customers to know that. We’ll be providing training on how to handle customer questions and concerns as well as how to talk about the benefits that we think customers will receive from continuing to do their banking with us. In the meantime, here’s a suggested statement that you can use if a customer asks what’s happening:
“First Charter’s Board of Directors, with the support of the Executive Leadership Team, has voted to become part of Fifth Third Bank. You shouldn’t notice any changes right away because several things need to happen before the transaction is completed. We’re very excited about the news because we will be able to provide our customers with a broader range of financial services, we’ll have greater financial resources to serve clients with larger needs, and we’ll still be delivering the exceptional service that our customers have come to expect.”
Q. What should I tell my family and friends about this news?
A. We’ve built something special at First Charter, and we have a successful franchise today because of your hard work and dedication to exceptional customer service. We tell our customers that they can “Expect More From Us” and we believe that combining our strengths with those of Fifth Third Bank will allow us to deliver on that in even more ways than were previously possible. We hope you’ll share our optimism for the future that lies ahead.

Fifth Third Bank Merger
Key Messages and Talking Points
August 16, 2007
Umbrella Key Message:
Becoming part of Fifth Third will yield significant benefits for all three of our key constituencies — our customers, our teammates and our shareholders.
Constituent Key Messages:
#1 — Customers: We’ve always promised our customers that they can ‘Expect More From Us.’ As part of the nation’s 13th largest bank, they’ll benefit from a broader range of banking products and services, more financial resources at their disposal, and access to banks and ATMs throughout the Southeast and Midwest.
Supporting Points:
•
Successful franchise built by First Charter in North Carolina will be a great platform for Fifth Third to expand its market presence into the Southeast, including some of the nation’s highest-growth metro areas like Charlotte. FCTR already has 12 percent market share in Charlotte market and joining with Fifth Third gives us the financial resources to invest in future growth.

•	Combined total of over 1,200 banking centers throughout Southeast and Midwest.

•	Greater financial strength, larger capital base provides ability to offer larger loans.
#2 — Employees: As part of a large, strong organization like Fifth Third, we believe First Charter teammates will benefit from additional opportunities for personal and professional growth.
Supporting points:
•	Opportunities for career growth within Fifth Third system.

•	Fifth Third is committed to expansion and has handled previous growth and integrations well.

•
FCTR teammates are responsible for building the successful franchise we have today through their hard work and dedication to exceptional customer service. We want them to share our optimism for the future with Fifth Third.

#3 — Shareholders: We believe that the Fifth Third offer represents the best opportunity available to us to maximize shareholder value.
Supporting points:
•	Creating shareholder value is our fiduciary responsibility as a publicly held company.

•	The (stock) market has not recognized the full value of our franchise. The Fifth Third offer represents a significant premium over our current share price.

Forward-Looking Statements
Except for the historical information contained herein, this communication contains statements about First Charter, a proposed merger of First Charter with or into Fifth Third and a distribution to First Charter’s shareholders of either cash, Fifth Third common stock or a combination thereof. Certain of these statements are not historical facts and are considered forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon current expectations, forecasts and assumptions that are subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties and other factors include, but are not limited to: the satisfaction of the closing conditions in the merger agreement, including receipt of shareholder and regulatory approvals; the risk that the merger will not close; the risk that customer and employee relationships may be disrupted by the merger, or in the event the merger does not close; the reactions of First Charter’s customers to the merger; possible changes in economic and business conditions and other risks detailed from time to time in First Charter’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2006. First Charter does not undertake any obligation to update these forward-looking statements.
Where You Can Find Additional Information About The Merger
The proposed Merger will be submitted to First Charter’s shareholders for consideration. Fifth Third will file a Form S-4 Registration Statement, First Charter will file a Proxy Statement and both companies will file other relevant documents regarding the Merger with the Securities and Exchange Commission (the “SEC”). First Charter will mail the Proxy Statement/Prospectus to its shareholders. These documents, and any applicable amendments or supplements, will contain important information about the Merger, and Fifth Third and First Charter urge you to read these documents when they become available.
You may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents free of charge from Fifth Third’s website (www.53.com) under the heading “About Fifth Third” and then under the heading “Media and Investors-Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from First Charter’s website (www.FirstCharter.com) under the section “About First Charter” and then under the heading “Investor Relations” and then under the item “Financial Reports / SEC Filings.”
Participants in The Merger
Fifth Third and First Charter and their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Charter’s shareholders in connection with the Merger. Information about the directors and executive officers of Fifth Third and First Charter and information about other persons who may be deemed participants in the Merger will be included in the Proxy Statement/Prospectus. You can find information about Fifth Third’s executive officers and directors in its definitive proxy statement filed with the SEC on March 9, 2007. You can find information about First Charter’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2007. You can obtain free copies of these documents from the websites of Fifth Third, First Charter or the SEC.